FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-133007 Dated September 27, 2007 (To the Prospectus dated April 5, 2006 and Prospectus Supplement dated July 3, 2006)

100% Principal Protection Absolute Return Barrier Notes
Investment Strategies for Uncertain Markets
HSBC USA Inc. $[●] Notes linked to the S&P 500® Index due on or about October 31, 2008

Investment Description
100% Principal Protection Absolute Return Barrier Notes are notes issued by HSBC USA Inc. (“HSBC”) linked to the performance of the S&P 500® Index (the “index”). The notes provide an opportunity to hedge your exposure to the stocks constituting the index while benefiting from any moderately positive or moderately negative performance of the index. If the index never closes a certain percentage above or below the index starting level (which percentage we refer to as the ‘‘absolute return barrier’’ and which, along with the index starting level, will be determined on the trade date), at maturity, per note you will receive the principal amount plus a return based on the absolute value of the return on the index from, and including, the trade date to, and including, the final valuation date (the “observation period”). Otherwise, at maturity you will receive only your principal amount.

Features

❑ Hedging Opportunity—You have the potential to hedge your exposure to the constituent stocks of the index while benefiting from any moderately positive or moderately negative performance over the 12-month term of the notes.
❑ Potential for Equity-Linked Performance—If the index never closes above the upper index barrier or below the lower index barrier during the observation period, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.
❑ Preservation of Capital—At maturity, you will receive a cash payment equal to at least 100% of your principal amount.
❑ Diversification—The notes provide diversification within the equity portion of your portfolio through exposure to the S&P 500® Index.

Key Dates*

Trade Date	October 26, 2007
Settlement Date	October 31, 2007
Final Valuation Date	October 28, 2008
Maturity Date	October 31, 2008

* The notes are expected to price on or about October 26, 2007 and settle on or about October 31, 2007. In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the securities remains the same.

Note Offering
These preliminary terms relate to a note linked to the index with an absolute return barrier.  The absolute return barrier will be set on the trade date. The notes are offered at a minimum investment of $1,000.

Notes	Absolute Return Barrier	Index Starting Level	Upper Index Barrier	Lower Index Barrier	CUSIP	ISIN
Notes linked to the S&P 500® Index	[15.50% to 17.50]%	[●]	[●]	[●]	40428H 722	US40428H7228

See “Additional Information about HSBC USA Inc. and the Notes” on page 2. The notes offered will have the terms specified in the accompanying base prospectus dated April 5, 2006, the accompanying prospectus supplement dated July 3, 2006, and the terms set forth herein. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement for risks related to the notes and the index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The notes will not be listed on any U.S. securities exchange or quotation system. See “Supplemental Plan of Distribution” on page 10 for information relating to the distribution arrangement.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to HSBC
	Total	Per Note	Total	Per Note	Total	Per Note
Notes linked to the S&P 500® Index	[●]	100%	[●]	1.25%	[●]	98.75%

UBS Financial Services Inc.	HSBC USA Inc.

Additional Information about HSBC and the Notes

This free writing prospectus relates to one note offering linked to the index identified on the cover page. The index referred to in this free writing prospectus is a reference asset as defined in the prospectus supplement. The purchaser of a note will acquire a security linked to the index. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates to the index identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the index, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated July 3, 2006. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 4 of this free writing prospectus and in “Risk Factors” beginning on page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦  Prospectus supplement dated July 3, 2006:
www.sec.gov/Archives/edgar/data/83246/000110465906045146/a06-14758_3424b2.htm

♦  Prospectus dated April 5, 2006:
www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc. References to the “prospectus supplement” mean the prospectus supplement dated July 3, 2006 and references to “accompanying prospectus” mean the HSBC USA Inc. prospectus, dated April 5, 2006.

Investor Suitability
The notes may be suitable for you if:

♦    You seek an 12-month investment with a return linked to the absolute return of the index, provided the performance of the index does not breach the absolute return barrier during the observation period.

♦    You seek an investment that offers 100% principal protection on the notes when held to maturity.

♦    You believe the performance of the index will be moderately positive or moderately negative over the observation period, and that the closing level of the index is unlikely to exceed on any scheduled trading day the upper index barrier or the lower index barrier.

♦    You are willing to forego dividends paid on the stocks included in the index.

♦    You do not seek current income from this investment.

♦    You are willing to hold the notes to maturity, and you are aware that there may be little or no secondary market for the notes.

♦    You are willing to invest in the notes based on the range indicated for the absolute return barrier.

The notes may not be suitable for you if:

♦    You believe the performance of the index will not be moderate and may exceed the range of the upper index barrier or the lower index barrier on a scheduled trading day over the observation period.

♦    You seek an investment that is exposed to the full potential appreciation of the index, without a cap on the maximum gain on the return of the notes.

♦    You prefer to receive the dividends paid on any stocks included in the index.

♦    You seek current income from this investment..

♦    You are unable or unwilling to hold the securities to maturity.

♦    You seek an investment for which there will be an active secondary market.

Indicative Terms

Issuer	HSBC USA Inc. (Aa3/AA-)[1]
Principal Amount (per note)	$10
Term	12 months[2]
Payment at Maturity (per note)	Principal amount plus the variable return
Variable Return
A) If the closing level of the index is never greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, your variable return will equal the product of your principal amount multiplied by the absolute index return, calculated as follows:
($10.00 x Absolute Index Return)
or
B) If the closing level of the index is greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, regardless of what the index ending level is, your variable return will equal:
0%

Absolute Index Return	Absolute value of: Index Ending Level — Index Starting Level Index Starting Level
Index Starting Level	[●], representing the closing level of the index on the trade date.
Index Ending Level	The closing level of the index on the final valuation date.
Closing Level
The closing level on any scheduled trading day during the observation period will be the closing level of the index as determined by the calculation agent based upon determinations with respect thereto made by the reference sponsor and displayed on Bloomberg page “SPX <INDEX>.”

Observation Period	The period starting on, and including, the trade date and ending on, and including the final valuation date.
Upper Index Barrier	[●], representing [115.50 - 117.50%] of the index starting level (to be determined on the trade date).
Lower Index Barrier	[●], representing [82.50 - 84.50%] of the index starting level (to be determined on the trade date).

Determining Payment at Maturity

You will receive a cash payment at maturity equal to the principal amount of your notes or $10 per note.

The absolute return barrier limits your potential upside return. However, the absolute return barrier also allows you to benefit from both positive and negative performance if the closing level of the index is never greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period. If the closing level of the index is greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, you will receive only your principal amount.

1 HSBC USA Inc. is rated Aa3 by Moody’s and AA- by Standard & Poor’s. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the trading level of the index, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the notes.
2 In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the notes is 12 months.

Illustrative Examples and Return Table of the Notes at Maturity

The following examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the level of the index relative to its index starting level. We cannot predict the index ending level of the index on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical index starting level used in the illustrations below is not the actual index starting level of the index. You should not take these examples as an indication or assurance of the expected performance of the index. All prices in the illustrative examples are denominated in USD and rounded to the nearest penny.

The following examples and table illustrate the payment at maturity for a $10.00 note on a hypothetical offering of the notes, with the following assumptions:*

Principal Amount:	$10.00 (per note)
Index Starting Level:	1,500.00 (hypothetical)
Principal Protection:	100% at maturity
Term:	12 months
Absolute Return Barrier:	16.50%
Upper Index Barrier:	1,747.50, which is 16.50% above the index starting level
Lower Index Barrier:	1,252.50, which is 16.50% below the index starting level
Observation Period:	The period starting on the trade date and ending on, and including, the final valuation date

*The actual index starting level, upper index barrier, and lower index barrier will be set on the trade date

Example 1 — If the level of the index increases over the observation period by 15% and the closing level of the index is never greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, investors would receive a payment at maturity equal to the principal amount of each note plus the variable return, as expressed below:

Payment at maturity per $10.00 note principal amount	=	$10.00 + ($10.00 × (absolute index return))
	=	$10.00 + ($10.00 × (15%))
	=	$11.50

Example 2 — If the level of the index decreases over the observation period by 15% and the closing level of the index is never greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, investors would receive a payment at maturity equal to the principal amount of each note plus the variable return, as expressed below:

Payment at maturity per $10.00 note principal amount	=	$10.00 + ($10.00 × (absolute index return))
	=	$10.00 + ($10.00 × (15%))
	=	$11.50

Example 3 — If the closing level of the index is greater than the upper index barrier or less than the lower index barrier of on any scheduled trading day during the observation period, investors would receive $10.00 at maturity for each note regardless of the performance of the index during the observation period. If the closing level of the index is greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, investors may receive a return that is less than the return they would receive on a conventional debt offering.

		No Index Closing Outside Absolute Return Barrier**			An Index Closing Outside Absolute Return Barrier
Index Ending Level	Index Return	Variable Return ($)*	Payment at Maturity ($)*	Return on Note (%)*	Variable Return ($)	Payment at Maturity ($)	Return on Note (%)
3,000	100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2,700	80.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2,400	60.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2,100	40.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1,747.50	16.50%	$1.65	$11.65	16.50%	$0.00	$10.00	0.00%
1,725	15.00%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
1,650	10.00%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1,575	5.00%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1,500	0.00%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
1,425	-5.00%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1,350	-10.00%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1,275	-15.00%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
1,252.50	-16.50%	$1.65	$11.65	16.50%	$0.00	$10.00	0.00%
900	-40.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
600	-60.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
300	-80.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0	-100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
* Numbers have been rounded for ease of analysis
** Calculation assumes that the index never closes above the upper index barrier or below the lower index barrier on any scheduled trading day during the observation period
*** Calculation assumes that the index closes above the upper index barrier or below the lower index barrier on at least one scheduled trading day during the observation period

The notes are intended to be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the level of the index has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

What Are the Tax Consequences of the Notes?
In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions specifically addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one approach, the notes should be treated as short-term debt instruments. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes.

Under certain Treasury regulations, a short-term obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price.

U.S individuals and other cash method U.S. Holders that do not elect to accrue the discount should include the payments on the notes in income upon receipt. A cash method U.S. Holder that does not elect to accrue the discount in income currently will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry the notes in an amount not exceeding the accrued interest until it is included in income. Under the Treasury regulations, accrual method holders and cash method holders that elect to accrue the discount currently are required to include discount on a short-term debt instrument in income as it accrues on a straight line basis, unless they elect to accrue the discount on a constant yield method based on daily compounding. However, the Treasury regulations are unclear as to how the holder of a short-term debt instrument that provides for contingent interest, such as the notes, should determine the amount of the discount. Under one approach, an accrual method U.S. Holder or a cash method U.S. Holder that elects to accrue the discount currently would be required to wait until the maturity of a note to determine the amount of the discount, even if the term of the note spans a taxable year. Under another approach, such a holder would apply rules analogous to the rules that apply to “contingent payment debt instruments” and would accrue discount at the issuer’s comparable yield (i.e., the yield at which the issuer would issue a fixed-rate noncontingent debt instrument with terms and conditions similar to those of the notes). Under this approach, if the actual discount received is less than the accrued discount based on the comparable yield, then the U.S. Holder would first reduce the discount accrued for the year in which the interest is paid, and any remainder of the difference between the accrued discount and the actual discount received will be treated as an ordinary loss that is not subject to limitations on the deductibility of miscellaneous deductions.

Other approaches may be possible. For example, it is possible that the notes could be treated as contingent payment debt instruments as described in the Prospectus Supplement under the heading, “Certain U.S. Federal Income Tax Considerations - U.S. Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes -Contingent Payment Debt Instruments.” Prospective investors should consult with their tax advisors regarding the appropriate method of accruing the discount on the notes. Prospective purchasers can obtain the comparable yield by contacting Structured Equity Derivatives - Structuring, HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018.

Accrual method and cash method U.S. Holders that elect to accrue the discount currently will recognize gain or loss on the sale, exchange or other disposition of the notes, to the extent that the amount realized is more or less than its purchase price, increased by the discount previously accrued by the owner on the notes. Any such gain or loss should generally be capital gain (although if a U.S. Holder has accrued income based on the issuer’s comparable yield, it is possible that any loss may first reduce the discount accrued for the year in which the interest is paid and any remainder of such loss will be treated as an ordinary loss that is not subject to limitations on the deductibility of miscellaneous deductions). The deductibility of capital losses by U.S. Holders is subject to limitations. In the case of a cash method U.S. Holder that does not elect to accrue the discount in income currently, any gain realized on the notes upon the sale, retirement, or exchange of the notes will be ordinary income to the extent of the discount that has accrued on a straight-line basis (or, if elected, according to a constant yield method based on daily compounding) and has not previously been included in income through the date of the sale, retirement, or exchange.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement.

THIS DOCUMENT WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE, OR LOCAL TAX PENALTIES. THIS DOCUMENT WAS WRITTEN AND PROVIDED BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE ISSUER AND/OR ANY BROKER-DEALERS OF THE NOTES. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Key Risks

An investment in the notes involves significant risks. Some of the risks that apply to the notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the notes generally in the “Risk Factors” section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

♦   The notes are principal protected only if you hold the notes until maturity — If you sell your notes prior to maturity, you may receive less than the principal amount per note.

♦   The notes will not be listed on any securities exchange or quotation system — We intend to offer to purchase the notes in the secondary market but are not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we are willing to buy the notes.

♦   The notes will not bear interest — As a holder of the notes, you will not receive periodic interest payments. The overall return you earn on your notes, if any, may be lower than interest payments you would receive by investing in a conventional fixed-rate or floating-rate debt security having the same maturity date and issuance date as the notes.

♦   The amount you receive at maturity per note may not be greater than the principal amount— If on any scheduled trading day, during the observation period, the closing level of the index is greater than the upper index barrier or less than the lower index barrier, the variable return on the notes will be equal to zero. Accordingly in such a circumstance, at maturity, you would receive only the principal amount of your notes.

♦   Your ability to participate in the performance of the index is limited — Your ability to participate in the performance of the index over the term of the notes is limited to the range between, and including, the upper index barrier and the lower index barrier. Therefore, the variable return is capped at the absolute return barrier.

♦   Credit of issuer - An investment in the notes is subject to the credit risk of HSBC, and the actual and perceived creditworthiness of HSBC may affect the market value of the notes.

♦   If the closing level of the index on any scheduled trading day during the observation period is greater than the upper index barrier or less than the lower index barrier, the market value of the notes will decrease — If the closing level of the index on any scheduled trading day during the observation period is greater than the upper index barrier or less than the lower index barrier, regardless of what the index ending level is, your cash settlement value will be equal to the principal amount at maturity. As such, the market value of the notes may decline below the principal amount of the notes. If you try to sell your notes on the secondary market prior to maturity in these circumstances, you may receive less than the principal amount per note.

♦   Potential HSBC impact on price - Trading of transactions by HSBC or its affiliates in the underlying index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index, may adversely affect the market price of the underlying index and , therefore the market value of the notes.

♦   Potential conflict of interest - HSBC and its affiliates may engage in business with the issuers of the stocks comprising the underlying index, which may presents a conflict between the obligations of HSBC and you, as holder of the notes. The calculation agent, an affiliate of the issuer, will determine the index ending level and payment at maturity based on observed levels of the underlying index in the market. The calculation agent can postpone the determination of the index ending level or the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦   Potentially inconsistent research, opinions or recommendations by HSBC - HSBC and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions or recommendations could affect the value of the underlying index or the stocks included in such index, and therefore the market value of the notes.

Market Disruption Event
If the final valuation date is not a scheduled trading day, then the final valuation date will be the next scheduled trading day. If a market disruption event (as defined below) exists on the final valuation date, then the final valuation date will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists on eight consecutive scheduled trading days, then that eighth scheduled trading day will be the final valuation date, and the calculation agent will determine the index ending level of the index on that date in good faith and in its sole discretion. If the final valuation date is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date.

“Market disruption event” for the index means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which we determine is material:

(a) The occurrence or existence of a condition specified below at any time:

(i) Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to securities that comprise 20 percent or more of the level of the index or (B) in futures or options contracts relating to the index on any related exchange; or

(ii) Any event (other than any event described in (b) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for securities that comprise 20 percent or more of the level of the index or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the index on any relevant related exchange; or

(b) The closure on any scheduled trading day of any relevant exchange relating to securities that comprise 20 percent or more of the level of the index or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

“Related exchange” means each exchange or quotation system on which futures or options contracts relating to the index are traded, or any successor or temporary substitute for such exchange or quotation system (provided we have determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange).

“Relevant exchange” means any exchange on which securities then included in the index trade.

“Scheduled closing time” means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each security then included in the index.

The S&P 500® Index (the “index”)

We have derived all information relating to the index, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the index at any time.

S&P publishes the index.

The index is capitalization weighted and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of September 25, 2007, 426 companies or 85.2% of the index, traded on the New York Stock Exchange and 74 companies, or 14.8% of the index, traded on The Nasdaq Stock Market. S&P chooses companies for inclusion in the index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the “NYSE”), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the index with the number of companies included in each group, as of September 25, 2007, indicated in parenthesis: Consumer Discretionary (88); Consumer Staples (39); Energy (32); Financials (92); Health Care (53); Industrials (53); Information Technology (75); Materials (28); Telecommunications Services (9); and Utilities (31). Changes in the index are reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service on the page “SPX <INDEX>” and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus. The index does not reflect the payment of dividends on the stocks included in the index.

Computation of the Index

S&P currently computes the index as of a particular time as follows:

(i)	the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the “market value” of that stock);

(ii)	the market values of all component stocks as of that time are aggregated;

(iii)	the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(v)	the current aggregate market value of all component stocks is divided by the base value; and

(vi)	the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the index.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the company,

•	the substitution by S&P of particular component stocks in the index, and

•	other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value X New Market Value = New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the index.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the index and an index component’s market value.

License Agreement with Standard & Poor’s (“S&P”):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P’s in connection with some securities, including the securities.

The notes are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® to track general stock market performance. S&P’s only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC USA Inc. or the notes. S&P has no obligation to take the needs of HSBC USA Inc. or the holders of the notes into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

The graph below illustrates the performance of the index from 1/2/97 to 9/25/07, as well as the upper index barrier and the lower index barrier, assuming an index starting level of 1517.21 which was the index closing level on September 25, 2007 as reported on Bloomberg L.P., and an absolute return barrier of 16.50% (the actual index starting level and absolute return barrier will be determined on the trade date). The historical levels of the index should not be taken as an indication of future performance. Numbers have been rounded for ease of analysis.

The index closing level on September 25, 2007 was 1517.21.

Certain ERISA Considerations
The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain restrictions on employee benefit plans (“ERISA plans”) that are subject to ERISA and on persons who are fiduciaries with respect to such ERISA plans. In accordance with the ERISA’s general fiduciary requirements, a fiduciary with respect to any such ERISA plan who is considering the purchase of securities on behalf of such ERISA plan should determine whether such purchase is permitted under the governing ERISA plan documents and is prudent and appropriate for the ERISA plan in view of its overall investment policy and the composition and diversification of its portfolio. Other provisions of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) prohibit certain transactions between an ERISA plan or other plan subject to Section 4975 of the Code (such plans and ERISA plans, “plans”) and persons who have certain specified relationships to the plan (“parties in interest” within the meaning of ERISA or “disqualified persons” within the meaning of Section 4975 of the Code). Thus, a plan fiduciary considering the purchase of securities should consider whether such a purchase might constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code.

The issuer or dealers selling securities may each be considered a “party in interest” or a “disqualified person” with respect to many plans. The purchase of securities by a plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(c)(1) of the Code) and with respect to which the issuer or the dealers selling securities is a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such securities are acquired pursuant to and in accordance with an applicable statutory or administrative exemption. Administrative exemptions include such as Prohibited Transaction Class Exemption (“PTCE”) 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 91-38 (an exemption for certain transactions involving bank collective investment finds), PTCE 95-60 (an exemption for certain transactions involving life insurance general accounts), PTCE 96-23 (an exemption for certain transactions determined by in house investment managers), or PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts).

It should also be noted that the recently enacted Pension Protection Act of 2006 contains a statutory exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for transactions involving certain parties in interest or disqualified persons who are such merely because they are a service provider to a plan, or because they are related to a service provider. Generally, the exemption would be applicable if the party to the transaction with the plan is a party in interest or a disqualified person to the plan but is not (i) an employer, (ii) a fiduciary who has or exercises any discretionary authority or control with respect to the investment of the plan assets involved in the transaction, (iii) a fiduciary who renders investment advice (within the meaning of ERISA and Section 4975 of the Code) with respect to those assets, or (iv) an affiliate of (i), (ii) or (iii). Any plan fiduciary relying on this statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) and purchasing securities on behalf of a plan will be deemed to represent that (x) the fiduciary has made a good faith determination that the plan is paying no more than, and is receiving no less than, adequate consideration in connection with the transaction and (y) neither the issuer nor any affiliates of the issuer directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) with respect to the assets of the plan which such fiduciary is using to purchase the securities, both of which are necessary preconditions to utilizing this exemption. Any purchaser that is a plan is encouraged to consult with counsel regarding the application of the foregoing exemptions or any other statutory or administrative exemption.

Certain employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA) and, if no election has been made under Section 410(d) of the Code, church plans (as defined in Section 3(33) of ERISA), are not subject to Section 406 of ERISA or Section 4975 of the Code. However, such plans may be subject to the provisions of applicable federal, state or local or other laws, rules or regulations ("similar law") substantially similar to the foregoing provisions of ERISA or the Code. Fiduciaries of such plans ("similar law plans") should consider applicable similar law when investing in the securities.

By its purchase of any offered security, the purchaser or transferee thereof will be deemed to represent, on each day from the date on which the purchaser or transferee acquires the offered security through and including the date on which the purchaser or transferee disposes of its interest in such offered security, either that (a) it is not a plan, a similar law plan or an entity whose underlying assets include the assets of any plan or similar law plan or (b) its purchase, holding and disposition of such security will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a non-exempt violation of similar law. Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and/or disposition of the securities does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any similar laws.

The sale of securities to a plan or a similar law plan is in no respect a representation by the issuer or any of its affiliates that such an investment meets all relevant legal requirements with respect to investments by plans or similar law plans generally or any particular plan or similar law plan, or that such an investment is appropriate for a plan or a similar law plan generally or any particular plan or similar law plan.

Any person proposing to acquire any securities on behalf of a plan or similar law plan should consult with counsel regarding the applicability of the prohibited transaction rules and the applicable exemptions thereto and all other relevant considerations.

Discontinuance or Modification of the Index
If the reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the index on any day on which the index is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the index for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If the index is discontinued or if the reference sponsor fails to publish the index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the index ending level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the index or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

If at any time the method of calculating the index or a successor index, or the value thereof, is changed in a material respect, or if the index or a successor index is in any other way modified so that, in the determination of the calculation agent, the level of the index does not fairly represent the level of the index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the index or a successor index is modified so that the level of the index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust the index in order to arrive at a level of the index or the successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of, and trading in, the notes.

“Reference sponsor” means Standard and Poor’s.

Events of Default and Acceleration
If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in “Indicative Terms” in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated index return. If a market disruption event exists with respect to the index on that scheduled trading day, then the accelerated final valuation date for that index will be postponed for up to eight scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments, if any, with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

Supplemental Plan of Distribution
We will agree to sell to UBS Financial Services Inc. (the “Agent”), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b). We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.